SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GRANITE CITY FOOD & BREWERY LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 404

(CUSIP Number)

Leonard, Street and Deinard, P.A.

Attn: Mark S. Weitz, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 38724Q 404		13D

1	Name of Reporting Persons DHW Leasing, L.L.C. I.R.S. Identification Nos. of Above Persons (Entities Only) 20-5572557

2	Check the Appropriate Box if a Member of a Group
	(a)	☒(1)
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,666,666(1)

	9	Sole Dispositive Power 1,666,666

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,666

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.03%

14	Type of Reporting Person OO

(1)  DHW Leasing, L.L.C. (“DHW Leasing”) has entered into that certain Shareholder and Voting Agreement dated May 10, 2011 with Concept Development Partners LLC (the “Investor”) and executed an Irrevocable Proxy dated May 10, 2011 in favor of the Investor pursuant to which, among other things, at any meeting of the issuer’s shareholders, DHW Leasing has agreed to vote its shares in the same manner as the Investor on any matter presented to the shareholders (other than director voting) and has granted an irrevocable proxy to the Investor to vote all of the shares of the issuer’s common stock which are owned by DHW Leasing.  Accordingly, DHW Leasing is reporting as a member of a group with the Investor but disclaims any beneficial ownership in any shares of capital stock of the issuer owned by the Investor.  As a result of the Shareholder and Voting Agreement and Irrevocable Proxy, the Investor may be deemed to have shared voting power and be a beneficial owner of the shares of the issuer’s common stock which are owned by DHW Leasing.

CUSIP No. 38724Q 404		13D

1	Name of Reporting Persons Charles J. Hey I.R.S. Identification Nos. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,021

	8	Shared Voting Power 1,666,666(2)

	9	Sole Dispositive Power 26,021

	10	Shared Dispositive Power 1,666,666(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,687(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.28%

14	Type of Reporting Person IN

(2)  Represents or includes 4,666,666 shares held by DHW Leasing.  Mr. Hey is the owner of 50% of the membership interests of DHW Leasing, and as such may be deemed to have shared voting and dispositive power of the shares held by DHW Leasing.

CUSIP No. 38724Q 404		13D

1	Name of Reporting Persons Donald A. Dunham, Jr. I.R.S. Identification Nos. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 120,041

	8	Shared Voting Power 1,666,666(3)

	9	Sole Dispositive Power 120,041

	10	Shared Dispositive Power 1,666,666(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,786,707(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.19%

14	Type of Reporting Person IN

(3)  Represents or includes 4,666,666 shares held by DHW Leasing.  Mr. Dunham is the owner of 50% of the membership interests of DHW Leasing, and as such may be deemed to have shared voting and dispositive power of the shares held by DHW Leasing.

Reference is made to the report on Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on October 5, 2009, as amended by Amendment No. 1 thereto dated December 28, 2010, Amendment No. 2 thereto dated February 14, 2011 and Amendment No. 3 thereto dated April 22, 2011 (the “Schedule 13D”).  Pursuant to this Amendment No. 4 to the Schedule 13D (the “Amendment”), the Schedule 13D is hereby amended as provided below.

Item 1.	Security and Issuer.

This Amendment amends the Schedule 13D relating to the common stock (the “Common Stock”) of Granite City Food & Brewery Ltd., a Minnesota corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5402 Parkdale Suite 101, Minneapolis, Minnesota 55416.

Item 2.	Identity and Background.
(a) — (c)

This Amendment is being filed by DHW Leasing, L.L.C. (“DHW Leasing”), Charles J. Hey and Donald A. Dunham, Jr. (collectively, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 5, 2009, a copy of which is attached hereto as Exhibit A.  The Reporting Persons have also executed a Power of Attorney, dated as of October 5, 2009, a copy of which is attached hereto as Exhibit B.

DHW Leasing is a South Dakota limited liability company formed to engage in the business of leasing equipment and other activities related thereto.  The address of the principal business and principal office of DHW Leasing is 230 South Phillips Avenue, Suite 202, Sioux Falls, South Dakota 57104-6321.

Donald A. Dunham, Jr. is the managing member of DHW Leasing.  Mr. Dunham’s principal occupation is Chairman of the Board, Chief Executive Officer and founder of The Dunham Company.  His principal business address is 230 South Phillips Avenue, Suite 202, Sioux Falls, South Dakota 57104-6321.

Charles J. Hey is a member of DHW Leasing.  Mr. Hey is retired and his address is 1 South Pintail Place, Sioux Falls, South Dakota 57105.

(d) — (e)

During the last five years, none of the Reporting Persons nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States. DHW Leasing is a South Dakota limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Persons hereby restate the disclosures contained in Item 3 of the Schedule 13D, which are hereby incorporated by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons hereby restate the disclosures contained in Item 4 of the Schedule 13D, which are hereby incorporated by reference (capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D).  On May 10, 2011, DHW Leasing sold 3,000,000 shares of the Issuer’s Common Stock to the Issuer at a purchase price equal to $2.35 per share pursuant to the Repurchase Agreement, as amended, and Messrs. Dunham and Hey resigned as directors of the Issuer.  DHW Leasing has the right to designate three board observers to the Issuer’s board of directors.  In addition, on May 10, 2011, DHW Leasing and Concept Development Partners LLC (the “Investor”) entered into a Shareholder and Voting Agreement (the “Shareholder and Voting Agreement”) and DHW Leasing executed an Irrevocable Proxy in favor of the Investor (the “Irrevocable Proxy”), copies of which are included as Exhibit K and Exhibit L, respectively, to this Amendment and are incorporated herein by reference.  Pursuant to the Shareholder and Voting Agreement and Irrevocable Proxy:

•      DHW Leasing has agreed to vote its shares for the Investor’s five nominees to the Issuer’s board of directors;

•      the Investor has agreed to vote its shares for DHW Leasing’s two nominees to the Issuer’s board of directors;

•      at any meeting of the Issuer’s shareholders, DHW Leasing has agreed to vote its shares in the same manner as the Investor on any other matter presented to the shareholders; and

•      DHW Leasing has granted an irrevocable proxy to the Investor to vote all of the shares of the Issuer’s Common Stock which are owned by DHW Leasing.

The Shareholder and Voting Agreement and Irrevocable Proxy terminate on the earliest to occur of (1) the mutual agreement of the Investor and DHW Leasing, (2) the fifth anniversary of the date of the Shareholder and Voting Agreement, (3) the date on which DHW Leasing and its affiliates no longer own at least 250,000 shares of the Issuer’s Common Stock, (4) the date on which DHW Leasing’s loans to its primary lenders are reduced to an aggregate principal amount of $250,000 or less and (5) the date on which the Investor and its affiliates no longer own any of the Issuer’s capital stock.

Following the closing of such sale of shares by DHW Leasing to the Issuer, the Issuer or its assignee has a right of first refusal (and if the Issuer or its assignee elects not to exercise such right, the Investor then has a right of first refusal) to purchase any of DHW Leasing’s Shares of the Issuer that DHW Leasing desires to sell any time prior to the fifth anniversary of such closing or, if later, the repayment of DHW Loans.  Mr. Dunham and/or certain of his affiliates agreed to a rent reduction in favor of the Issuer for certain specified properties currently leased by the Issuer and entered into certain other agreements relating to such properties.

On May 10, 2011, the Debt Conversion Agreement and Registration Rights Agreement between DHW Leasing and the Issuer were amended as follows:

(i)            Section 2.5 of the Debt Conversion Agreement was amended by deleting the second paragraph, which relates to certain restrictions on DHW Leasing’s ability to sell its Shares, and adding language that DHW Leasing would not sell or dispose of any Shares of the Issuer through December 31, 2015, except as provided in the Repurchase Agreement.

(ii)           Section 4.10 of the Debt Conversion Agreement, which relates to DHW Leasing’s right to participate in future issuances of new shares, was deleted.

(iii)          DHW Leasing’s right to appoint members of the board of directors of the Issuer in the Debt Conversion Agreement was terminated and is covered by the Repurchase Amendment.

(iv)          The Registration Rights Agreement was amended to provide that the exercise of DHW Leasing’s registration rights covering any unregistered shares will be suspended until at least 780,000 of the shares of Common Stock underlying the Preferred Stock are registered for resale.

Copies of the Debt Conversion Agreement and Registration Rights Agreement, including the amendments described above, are attached hereto as Exhibit C and Exhibit D, respectively, and incorporated herein by reference.

The foregoing summary of the matters set forth in the Debt Conversion Agreement, as amended, Registration Rights Agreement, as amended, Repurchase Agreement, as amended, Stock Purchase Agreement, as amended, Irrevocable Proxy and Shareholder and Voting Agreement is qualified in its entirety by reference to such agreements themselves, copies of which are included as exhibits hereto.

Other than as described above and subject to DHW Leasing’s obligations under the Shareholder and Voting Agreement and Irrevocable Proxy, none of the Reporting Persons has any current definitive plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that any such persons who are directors of the Issuer, acting solely in their capacity as a director, may at any time or from time to time consider one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; and provided, further, that at any time the Reporting Persons may review or reconsider their position with respect to the Issuer, and the Reporting Persons reserve the right to develop such plans or proposals at any time.

Item 5.	Interest in Securities of the Issuer.

(a)           All information as to percentage ownership of the Issuer’s Common Stock set forth in this Amendment is as of the date hereof, based upon the 7,395,702 shares of Common Stock reported by the Issuer to be issued and outstanding as of May 3, 2011 in its Form 10-Q filed with the Securities and Exchange Commission on May 6, 2011, plus an additional 6,000,000 shares of Common Stock issuable upon conversion of the Preferred Stock acquired by the Investor, minus the 3,000,000 shares of Common Stock sold to the Issuer by DHW Leasing (as described in Item 4 above) for an aggregate total of 10,395,702 shares (the “Issued and Outstanding Shares”).

DHW Leasing beneficially owns 1,666,666 shares of Common Stock, constituting approximately 16.03% of the Issued and Outstanding Shares.  Pursuant to the Shareholder and Voting Agreement and Irrevocable Proxy, among other things, at any meeting of the Issuer’s shareholders, DHW Leasing has agreed to vote its shares in the same manner as the Investor on any matter presented to the shareholders (other than director voting) and has granted an irrevocable proxy to the Investor to vote all of the shares of the Issuer’s common stock which are owned by DHW Leasing.  Accordingly, DHW Leasing is reporting as a member of a group with the Investor but disclaims any beneficial ownership in any shares of capital stock of the Issuer owned by the Investor.  As a result of the Shareholder and Voting Agreement and Irrevocable Proxy, the Investor may be deemed to have shared voting power and be a beneficial owner of the shares of the Issuer’s Common Stock which are owned by DHW Leasing.  The Investor currently owns 3,000,000 shares of the Issuer’s Preferred Stock which are convertible into 6,000,000 shares of the Issuer’s Common Stock.

As an owner of 50% of the membership interests of DHW Leasing, Charles J. Hey may be deemed to have shared voting and dispositive power of the 1,666,666 shares of Common Stock (16.03% of the Issued and Outstanding Shares) held by DHW Leasing.  In addition, Mr. Hey owns a warrant to purchase 21,021 shares of Common Stock and an option to purchase 5,000 shares of Common Stock.

As an owner of 50% of the membership interests of DHW Leasing, Donald A. Dunham, Jr. may be deemed to have shared voting and dispositive power of the 1,666,666 shares of Common Stock (16.03% of the Issued and Outstanding Shares) held by DHW Leasing.  In addition, Mr. Dunham owns 73,704 shares of Common Stock, of which 17,760 shares are purchasable upon exercise of warrants held by Mr. Dunham and 10,000 shares are purchasable upon exercise of options held by Mr. Dunham.  Dunham Capital Management, L.L.C. and Dunham Equity Management, L.L.C., two entities controlled by Mr. Dunham, own warrants to purchase 36,520 and 9,817 shares of Common Stock, respectively.

(b)           Pursuant to the Shareholder and Voting Agreement and Irrevocable Proxy, DHW Leasing and the Investor may be deemed to have shared voting power over the shares of Common Stock reported as beneficially owned by it in paragraph (a) of this Item 5.  DHW Leasing has sole dispositive power over the shares of Common Stock reported as beneficially owned by it in paragraph (a) of this Item 5.  Messrs. Hey and Dunham, by reason of their respective 50% ownership of the membership interest of DHW Leasing, have shared authority to vote and dispose of the Shares.

(c)           Except for (i) the sale by DHW Leasing on May 10, 2011 of 3,000,000 shares of the Issuer’s Common Stock to the Issuer at a purchase price equal to $2.35 per share pursuant to the Repurchase Agreement, as amended, (ii) the option granted by the Issuer to Mr. Dunham on May 10, 2011 to purchase 5,000 shares of the Issuer’s Common Stock at an exercise price of $3.3501 per share, and (iii) the option granted by the Issuer to Mr. Hey on May 10, 2011 to purchase 5,000 shares of the Issuer’s Common Stock at an exercise price of $3.3501 per share, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the sixty (60) days preceding the date of this filing.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby restate the disclosures contained in Item 6 of the Schedule 13D, which are hereby incorporated by reference, except that the 3,000,000 shares of the Issuer’s Common Stock that were sold by DHW Leasing to the Issuer on May 10, 2011 have been released from the Stock Pledge Agreements with Great Western Bank, CorTrust Bank and Dacotah Bank.  In addition, see the disclosures in Item 4 regarding the Debt Conversion Agreement, as amended, Registration Rights Agreement, as amended, Repurchase Agreement, as amended, Stock Purchase Agreement, as amended, Irrevocable Proxy and Shareholder and Voting Agreement.

Item 7.	Material to be Filed as Exhibits.
Exhibit A:	Joint Filing Agreement, dated as of October 5, 2009, by and among the Reporting Persons (incorporated herein by reference from Exhibit A to Schedule 13D filed on October 5, 2009).
Exhibit B:	Power of Attorney for the Reporting Persons dated as of October 5, 2009 (incorporated herein by reference from Exhibit B to Schedule 13D filed on October 5, 2009).
Exhibit C:

Debt Conversion Agreement by and between DHW Leasing, L.L.C. and Granite City Food & Brewery Ltd. dated as of September 21, 2009 (incorporated herein by reference from Exhibit 10.1 of the Granite City Food & Brewery Ltd. Form 8-K filed on September 22, 2009), as amended by Amendment No. 1 to Debt Conversion Agreement dated as of August 30, 2010 and Amendment No. 2 to Debt Conversion Agreement dated as of May 10, 2011.

Exhibit D:

Registration Rights Agreement by and between DHW Leasing, L.L.C. and Granite City Food & Brewery Ltd. dated as of October 5, 2009 (incorporated herein by reference from Exhibit D to Schedule 13D filed on October 5, 2009), as amended by Amendment No. 1 to Registration Rights Agreement dated as of May 10, 2011.

Exhibit E:	Stock Pledge Agreement by and between DHW Leasing, L.L.C. and Great Western Bank dated as of October 5, 2009 (incorporated herein by reference from Exhibit E to Schedule 13D filed on October 5, 2009).
Exhibit F:	Stock Pledge Agreement by and between DHW Leasing, L.L.C. and CorTrust Bank dated as of October 5, 2009 (incorporated herein by reference from Exhibit F to Schedule 13D filed on October 5, 2009).
Exhibit G:	Stock Pledge Agreement by and between DHW Leasing, L.L.C. and Dacotah Bank dated as of October 5, 2009 (incorporated herein by reference from Exhibit G to Schedule 13D filed on October 5, 2009).
Exhibit H:

Stock Repurchase Agreement by and among DHW Leasing, L.L.C., Granite City Food & Brewery Ltd., Dunham Capital Management, L.L.C., Donald A. Dunham, Jr., Christine Dunham, Charles J. Hey and Concept Development Partners LLC dated as of February 8, 2011 (incorporated herein by reference from Exhibit 10.2 of the Granite City Food & Brewery Ltd. Form 8-K filed on February 14, 2011), as amended by Amendment No. 1 to Stock Repurchase Agreement dated April 5, 2011 (incorporated herein by reference from Exhibit 10.1 of the Granite City Food & Brewery Ltd. Form 8-K filed on April 11, 2011).

Exhibit I:

Stock Purchase Agreement by and between Granite City Food & Brewery Ltd. and Concept Development Partners LLC dated as of February 8, 2011 (incorporated herein by reference from Exhibit 10.1 of the Granite City Food & Brewery Ltd. Form 8-K filed on February 14, 2011), as amended by Waiver and Amendment to Stock Purchase Agreement dated March 17, 2011 (incorporated herein by reference from Exhibit 10.2 of the Granite City Food & Brewery Ltd. Form 8-K filed on March 21, 2011) and Second Amendment to Stock Purchase Agreement dated April 5, 2011 (incorporated herein by reference from Exhibit 10.2 of the Granite City Food & Brewery Ltd. Form 8-K filed on April 11, 2011).

Exhibit J:

Voting Agreement and Irrevocable Proxy by and among DHW Leasing, L.L.C., Granite City Food & Brewery Ltd., Donald A. Dunham, Jr., Christine Dunham, Charles J. Hey, Concept Development Partners LLC and certain other shareholders of the Issuer signatories thereto dated as of February 8, 2011 (incorporated herein by reference from Exhibit 10.3 of the Granite City Food & Brewery Ltd. Form 8-K filed on February 14, 2011).

Exhibit K:	Shareholder and Voting Agreement dated May 11, 2011 between DHW Leasing, L.L.C. and Concept Development Partners LLC.
Exhibit L:	Irrevocable Proxy dated May 10, 2011 made by DHW Leasing, L.L.C. in favor of Concept Development Partners LLC.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated:  May 12, 2011

DHW LEASING, L.L.C.

*
Donald A. Dunham, Jr., Managing Member

*
Donald A. Dunham, Jr.

*
Charles J. Hey

*By	/s/ Ethan R. Mark
Ethan R. Mark
Attorney-in-Fact